[Letterhead of Clifford Chance US LLP]

May 24, 2006

VIA EDGAR

Ms. Karen J. Garnett

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CBRE Realty Finance, Inc.
Registration Statement on Form S-11, filed on April 12, 2006
Registration No. 333-132186

Dear Ms. Garnett:

As counsel to CBRE Realty Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-132186) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Keith Gollenberg of the Company, dated May 5, 2006 (the “May 5 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the May 5 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 2.

We have provided to each of you, Thomas Flinn, Cicely Luckey and Charito Mittelman, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on April 12, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. We are also delivering with the hard copy of this letter the supplemental documentation (the “Supplemental Documentation”) as requested by the Staff in the May 5 Letter. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meaning set forth in the Registration Statement.

General

1.	We have referred your response to prior comment 1 to the Division of Investment Management, which may have further comment.

RESPONSE:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company received oral comments from the Division of Investment Management on May 9, 2006. The Company will respond to these comments under separate cover.

Summary

2.	Please further revise your summary in response to previous comment 7 to remove some of the overly detailed information. We note, for example, disclosure under the following headings:

•	Business Strengths, page 4

•	Our Financing Strategy, page 8

•	Sourcing Potential Investment Opportunities, page 9

•	Conflicts of Interest Resolution Policies, page 11

Ms. Karen Garnett

May 24, 2006

•	Management Agreement, page 12

•	Registration Rights and Lock-Up Agreements, page 15

As previously stated, such detailed information is more appropriate for the body of your document.

RESPONSE:

In response to the Staff’s comment, the Company has revised the Summary section of the prospectus as requested.

Use of Proceeds, page 19

3.	We note that your summary of the use of proceeds no longer includes a reference to funding future investment activity; however, the disclosure on page 52 states that funds remaining after you repay indebtedness will be used to make investments in commercial real estate-related loans and securities, as well as for general corporate purposes. Please revise so that the disclosure for your planned use of net proceeds is consistent in both sections. Also, please quantify the amount or percentage of proceeds to be used for future investment activity if known.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the prospectus as requested.

The base management fee payable to our Manager…, page 22

4.	Please disclose the last sentence of your response to previous comment 24.

RESPONSE:

In response to the Staff’s comment, the Company has added the disclosure on page 19 of the prospectus as requested.

Our Manager manages our portfolio pursuant to very broad investment guidelines…, page 22

5.	Please disclose that the board of directors may change the investment guidelines without the approval of stockholders.

RESPONSE:

In response to the Staff’s comment, the Company has added the disclosure on page 20 of the prospectus as requested.

Our assets may include high yield and subordinated corporate securities…, page 31

6.	We note your response to prior comment 31. Please disclose in the risk factor and in your investment portfolio section on page 77 that you have no specific policy with respect to allocations for the different types of asset. classes that you intend to invest in and that your charter contains no limitations on the percentage you may invest in each class of asset. Provide similar disclosure in response to previous comment 33.

RESPONSE:

In response to the Staff’s comment, the Company has added the disclosure on pages 28, 32, 33, 34 and 75 of the prospectus as requested.

7.	Please disclose your response to previous comment 32.

RESPONSE:

In response to the Staff’s comment, the Company has added the disclosure on page 28 of the prospectus as requested.

Ms. Karen Garnett

May 24, 2006

Management’s Discussion and Analysis of: Financial Condition and Results of Operations, Funds from Operations, page 68

8.	We note your response to our previous comment 39. Given that you are presenting FFO and AFFO as liquidity measures, please explain why you believe that net income, rather than cash flows from operations, is the most directly comparable GAAP financial measure. Also, expand the disclosure on page 68 relating to AFFO to explain how your calculation differs from the methodology used by certain other REITs.

RESPONSE:

The Company supplementally advises the Staff that the revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated/uncombined partnerships and joint ventures. The current disclosure of the Company in the prospectus provides the appropriate reconciliation of FFO to the Company’s net income in accordance with the NAREIT definition. The Company considers FFO and AFFO to be liquidity measures and the prospectus discloses that AFFO is helpful to investors as a measure of the Company’s liquidity position because, along with cash generated from operating activities, this measure provides investors with an understanding of our ability to pay dividends.

The Company calculates AFFO by subtracting from FFO both (i) normalized recurring expenditures that are capitalized by the Company and then amortized, but which are necessary to maintain its properties and its revenue and (ii) “straight-lining” of rents. In addition to these adjustments, the Company also adds to FFO the amortization or accrual of various deferred costs including intangible assets and non-cash stock based compensation. This adjustment may not be made by other REITs.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 to explain how its calculation of AFFO may differ from the methodology used by certain other REITs.

CB Richard Ellis, page 78

9.	We refer to the support provided in response to previous comment 42. The comment requested independent support that would explain how CB Richard Ellis maintains a leadership position as compared to other companies in your industry. The information you have provided is limited to figures highlighting CB Richard’s volume of business with no point of comparison. Please provide support indicating CB Richard’s position in the market place with its competitors.

RESPONSE:

In response to the Staff’s comment, the Company has included in the Supplemental Documentation the independent information supporting the statements that CB Richard Ellis maintains a leadership position as compared to other companies in the industry as requested.

Restricted Stock and Option Grant, page 113

10.	We note your response to prior comment 54; however the discussion of related party transactions on page 119 does not appear to include all of the information required by Item 402 of Regulation S-K. Please expand the disclosure to include the information regarding stock option grants and exercises required by Item 402(c) and (d) or tell us why you believe this disclosure is not applicable.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on page 113 of the prospectus as requested. The Company supplementally advises the Staff that because the Company’s common stock is not yet traded publicly, the potential realizable value of the grant of options as required by Item 402(c) of Regulation S-K does not apply.

Certain Relationships and Related Transactions, page 119

11.	We refer to your response to previous comment 56 and reissue the comment. It appears from disclosure in the Management Agreement section that both Mr. Wirta and Mr. Melody are compensated for their contributions in the day to day operations of your manager and your company by way of the fees paid to your manager. Please revise to quantify these interests.

RESPONSE:

The Company supplementally advises the Staff that neither Messrs. Wirta or Melody are employees of either the Manager or the Company and as such will not be compensated directly or indirectly by the Company. Mr. Wirta is a director of CB Richard

Ms. Karen Garnett

May 24, 2006

Ellis Group, Inc. and is not separately compensated for his role as Chairman (and not as an employee) of the Manager. Mr. Melody is an employee of CBRE/Melody & Company, the owner of a majority of the interests in the Manager. In such capacity, he is not separately compensated for his role as an Executive Managing Director (and not as an employee) of the Manager. The Company pays to the Manager management fees in accordance with the terms of the management agreement and does not separately compensate any of its officers. The Company has no discretion to determine or influence the compensation for Messrs. Wirta and Melody. As a result, it would be impossible to attribute a portion of the fees paid to the Manager by the Company to Messrs. Wirta or Melody.

12.	Please update the last paragraph to also disclose base management fees and incentive fees paid through the first quarter of 2006. In addition, please describe the shares of restricted stock and options granted to your Manager, its employees, and other related parties of your Manager since the beginning of 2005. We note the related disclosure on page 113. To the extent restricted stock and options were granted to employees of your Manager that are also your executive officers, directors, or 5% stockholders, please separately disclose the amounts granted to those persons.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 119 of the prospectus as requested.

Financial Statements

Consolidated Statement of Income, page F-4

13.	We note your response to our previous comment 62. Please remove the stock-based compensation line item and present this expense in accordance with SAB 107 section F.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page F-3 as requested.

Note 7 — Borrowings and Repurchase Agreements, page F-16

14.	We note in your response to comment 64 that you state the company has legal title to the assets and has assumed all of the risks and rewards of ownership. We also note that on page 24 and 25 you state that you are prohibited, among other things, from taking any action that would directly or indirectly impair or adversely affect the lender’s title to the underlying securities or loans. Please explain to us the differences between you legal title and the lender’s title to the underlying securities, and explain how you considered the contractual provisions referenced above in determining that your accounting was appropriate under SFAS 140.

RESPONSE:

The Company supplementally advises the Staff that it has legal title to the assets and has all of the risks and rewards of ownership. The lender’s title to the underlying securities or notes noted on page 22 of the prospectus refers to the security interest of the lender in these assets as collateral for the Company’s obligation under the related borrowings. The Company has revised the disclosure to clarify this point. The provisions in the Company’s master repurchase agreements under which it is prohibited, among other things, to take any action which would directly or indirectly impair or adversely affect such security interest, are intended to protect this security interest of the lender. The Company has analyzed the repurchase agreements following the guidance in SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Because the Company can terminate the repurchase agreements at any time and reclaim its collateral and such collateral is not readily obtainable in the marketplace, the Company does not maintain effective control under paragraph 9c(2). As a result, the repurchase agreements should be accounted for as financings.

Ms. Karen Garnett

May 24, 2006

The Company is also delivering with the hard copy of this letter drafts of the legal and tax opinions for the Staff’s review.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149.

Sincerely,

By:	/s/ Larry P. Medvinsky
Larry P. Medvinsky

cc:	Ms. Charito Mittelman
Mr. Thomas Flinn
Ms. Cicely Luckey
Mr. Keith Gollenberg
Mr. Michael Angerthal
Mr. Mark Kelson, Esq.